EXHIBIT 99.1

NEWS RELEASE
TSX Venture Exchange Symbol: SNV	February 14th , 2005

SONIC ENVIRONMENTAL GRANTS OPTIONS

VANCOUVER, CANADA: Sonic Environmental Solutions Inc. (SNV.TSX Venture) today announced that the Company has granted options to purchase up to 85,000 shares in the capital of the Company at today’s closing price. The foregoing is subject to TSX Venture Exchange approval.

SONIC ENVIRONMENTAL SOLUTIONS INC.

“Adam R. Sumel”
President & CEO

For the most current developments at Sonic visit our web site at www.sonicenvironmental.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.

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